October 23, 2017

Namoya Gold Forward Holdings LLC
[Redacted]

RFW Banro II Investment Limited
[Redacted]

Dear Sirs,

Reference is made to that certain gold purchase and sale agreement dated as of April 19, 2017 among Banro Corporation, Namoya Mining S.A., as Seller, and Namoya Gold Forward Holdings LLC and RFW Banro II Investment Limited, as Purchasers (the “Namoya PSA”). All capitalized terms not defined hereunder shall have the meaning given to such terms in the Namoya PSA. For greater certainty, the “Banro Group Entities” are Banro, the Seller, Twangiza Mining S.A., Banro Congo Mining S.A., Kamituga Mining S.A., Lugushwa Mining S.A., Banro Group (Barbados) Limited, Twangiza (Barbados) Limited, Banro Congo (Barbados) Limited, Kamituga (Barbados) Limited, Lugushwa (Barbados) Limited and Namoya (Barbados) Limited.

Banro and the Seller have requested that the Purchasers agree to defer certain of their obligations under Section 2.2 of the Namoya PSA and allow the Seller to deliver the Payable Gold that would otherwise be delivered during the period September 1, 2017 to December 31, 2017 (the “Deferral Period”) at dates set out below following January 1, 2018. Each of the Purchasers has agreed to grant the requested deferral as set out below on the terms and conditions set out below. Notwithstanding that this Letter Agreement is dated October 23, 2017, this Letter Agreement shall be effective as of September 1, 2017.

Deferral of Deliveries (Section 2.2(a))

Pursuant to Section 2.2(a) of the Namoya PSA, the Seller is required to deliver Payable Gold to the Purchasers, in accordance with each Purchaser’s Pro Rata Share, on each Monthly Delivery Date in the Scheduled Monthly Quantities. The Purchasers agree that the delivery obligations of the Seller set out in Section 2.2(a) of the Namoya PSA in respect of the Deferral Period shall be deferred to the Monthly Delivery Dates commencing in respect of January 2018 on a pro rata basis. For this purpose, the definition of “Scheduled Monthly Quantities” shall be as set out below:

“Scheduled Monthly Quantities” means 1,649.50 ounces of Refined Gold.

The Parties agree that should a Banro Event of Default occur, the Deferral Period will immediately end and the Scheduled Monthly Quantities that have been deferred but not delivered will become due and the Scheduled Monthly Quantities due following such Banro Event of Default will be adjusted accordingly.

For greater certainty, the Parties acknowledge that the aggregate deferred Scheduled Monthly Quantities shall not exceed the aggregate rate of return intended to be received by the Purchasers under the Namoya PSA and is calculated in the manner set forth herein to ensure the Purchasers are in no worse or no better economic position than if no deferral of such deliveries had been agreed upon.

[Redacted]

General

Each of the covenants of the Seller and Banro contained herein shall also constitute a covenant under the Namoya PSA and failure to comply herewith shall constitute a Banro Event of Default as set out in the Namoya PSA (including, for greater certainty, subject to the cure periods set out therein which provisions remain unaffected hereby, except that no cure period shall apply to the covenants set out above under Information Reporting).

Each of the Parties agrees that save and except as modified by this Letter Agreement, all of the terms of the Namoya PSA shall continue in full force and effect and shall be binding on the Parties and the Namoya PSA (as modified hereby), including all security and guarantees granted in connection therewith, is hereby ratified and confirmed and shall be effective as of the date written below. The Purchasers otherwise reserve all their rights and remedies in connection therewith. The Parties hereby confirm that this Letter Agreement, together with the Namoya PSA, as further modified hereby, contain the entire agreement between the Parties.

Each of the Parties represents and warrants to each other Party that:

(a)	it has the necessary capacity and authority to enter into this Letter Agreement;

(b)	this Letter Agreement constitutes valid and legally binding obligations of such Party, enforceable against it in accordance with its terms;

(c)

it has executed this Letter Agreement as its own free act (and that it has not been influenced to any extent whatsoever in executing this Letter Agreement by any representations or statements made by any other Party, or by any person on behalf of any other Party); and

(d)

it has read this Letter Agreement and fully understands its terms and that it has had an opportunity to obtain independent legal advice with respect to it and the terms and conditions of it, and it further declares that this Letter Agreement is being entered into voluntarily for the purpose set out herein.

Each Party shall execute all documents and do all things reasonably necessary or desirable to give full effect to this Letter Agreement and to any matter or thing contemplated pursuant to this Letter Agreement.

Each of the Parties agrees that the provisions of Sections 13.1 (Disputes and Arbitration), 13.3 (Reimbursement of Expenses), 13.7 (Governing Law), 13.8 (Notices), 13.10 (Amendments), 13.11 (Beneficiaries), 13.14 (Waivers), 13.16 (Assignment) and 13.17 (Counterparts) of the Namoya PSA shall apply to this Letter Agreement mutatis mutandis as if expressly set out herein. For greater certainty, the Seller and Banro shall pay to the Purchasers costs and expenses incurred by the Purchasers in connection with this Letter Agreement in accordance with the terms of Section 13.3 of the Namoya PSA.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGES TO FOLLOW]

BANRO CORPORATION

Per:	“Richard Brissenden”
Name: Richard Brissenden
Title: Chairman of the Board

NAMOYA MINING S.A.

Per:	“Desire Sangara”
Name: Desire Sangara
Title: Chairman of the Board

Countersigned, as evidence of acceptance of the terms and conditions set forth herein, by:

NAMOYA GOLD FORWARD HOLDINGS LLC by Gramercy Funds Management LLC, its managing member

Per:	(signed)
Name: [Redacted]
Title: [Redacted]

Per:	(signed)
Name: [Redacted]
Title: [Redacted]

RFW BANRO II INVESTMENTS LIMITED

Per:	(signed)
Name: [ Redacted]
Title: [Redacted]

Signature Page to Namoya Gold Forward Side Letter